UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-35393

PRETIUM RESOURCES INC

(translation of registrant’s name into English)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ◻ Form 40-F ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ⌧

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2017 and 2016
99.2	Management's Discussion and Analysis for the Three Months Ended March 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETIUM RESOURCES INC.

	By:	/s/ Alicia Milne
Date: May 16, 2017	Name:	Alicia Milne
	Title:	Corporate Secretary

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